Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: cwiener@caneclark.com

July 11, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
Mail Stop 4561
100 F. Street NE
Washington, D.C. 20549

ATTENTION: Amanda Sledge

Re:          Planet411.com
Form 10-KSB for Fiscal Year Ended June 30, 2005
Filed November 3, 2005
Form 10-QSB for the Fiscal Quarter Ended September 30, 2005
Filed November 14, 2005
File No.: 0-27645
________________________________________________________________________________

We write on behalf of Planet 411.com (the “Company”) in response to Staff's letter of July 7, 2006 by Steven Jacobs, Accounting Branch Chief at the United States Securities and Exchange Commission, (the “Commission”) regarding the above-referenced Form 10-KSB and Form 10-QSB (the “Comment Letter”). On behalf of the Company, we have attached to this response letter as an exhibit the revisions proposed to be included in the Amended Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005 when all comments have been satisfied in your review process.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006.

Statements of Operations (Unaudited), page F-3

1.
We have reviewed your response to prior comment 2. Based on your proposed revisions, the change in accounts payable per the statement of cash flows for the six months ended December 31, 2005 does not appear to equal the actual change in the accounts payable balance between june 30, 2005 and december 31, 2005. please explain this difference or revise accordingly.

In response to this comment, the Company revised the accounts payable line item on the balance sheet as of December 31, 2005 so that the change in accounts payable per the statement of cash flows for the six months ended December 31, 2005 is equal to the actual change in the accounts payable between June 30, 2005 and December 31, 2005. Attached to this correspondence are the complete revised unaudited financial statements for the fiscal quarter ended December 31, 2005 proposed to be included in the Second Amended Quarterly Report on Form 10-QSB for the quarter ended December 31, 2005 when all comments have been satisfied in your review process.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2006

Statements of Cash Flows (Unaudited), page F-3

2.	We have reviewed your response to prior comment 3. Please file an amended Form 10-QSB that incorporates the proposed revisions.

In response to this comment, the Company will file an Amended Quarterly Report on Form 10-QSB for the quarter ended March 31, 2006 that incorporates the proposed revisions to the statements of cash flows.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255.

Sincerely,
CANE CLARK LLP

/s/ Chad Wiener
Chad Wiener, Esq.

PLANET411.COM, INC.
BALANCE SHEET
DECEMBER 31, 2005
(UNAUDITED)

December 31, 2005

ASSETS

Current assets
Cash	$1,254

Total assets	$1,254

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts payable	$22,279
Accrued liabilities	49,127
Total current liabilities	71,406

Long term liabilities
Loans payable	40,247
Loans due to shareholder	67,134
Total long term liabilities	107,381

Total liabilities	178,787

Stockholders' deficit
Preferred stock; $0.001 par value; 10,000,000 shares	--
authorized, none issued or outstanding
Common stock; $0.001 par value; 200,000,000 shares	122,972
authorized, 122,971,743 shares issued and outstanding
Additional paid-in capital	6,036,671
Accumulated deficit	(6,337,176)
Total stockholders' deficit	(177,533)

Total liabilities and stockholders' deficit	$1,254

See Accompanying Notes to Financial Statements

PLANET411.COM, INC.
STATEMENT OF OPERATIONS
(UNAUDITED)

	For the three months ended	For the three months ended	For the six months ended	For the six months ended
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004

Revenues	$--	$--	$--	$--

Cost of revenues	--	--	--	--

Gross profit	--	--	--	--

Operating expenses
Selling general and administrative	7,210	37	9,058	116
Total operating expenses	7,210	37	9,058	116

Other income
Exchange rate gain (loss)	--	23	8	60

Loss from operations	(7,210)	(14)	(9,050)	(56)

Provision for income taxes	--	--	--	--

Net loss	$(7,210)	$(14)	$(9,050)	$(56)

Basic loss per common share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Basic weighted average common
shares outstanding	114,481,590	102,971,743	114,481,590	102,971,743

See Accompanying Notes to Financial Statements

PLANET411.COM, INC.
STATEMENT OF CASH FLOWS
(UNAUDITED)

	For the six months ended	For the six months ended
	December 31, 2005	December 31, 2004

Cash flows from operating activities:
Net loss	$(9,050)	$(56)
Adjustments to reconcile net loss to net
cash used by operating activities:
Changes in operating assets and liabilities:
Change in accounts payable	273	--
Net cash used by operating activities	(8,777)	(56)

Cash flows from financing activities
Change in loans payable to shareholder	9,652	--
Net cash used by operating activities	9,652	--

Net change in cash	875	(56)

Cash, beginning of period	379	505

Cash, end of period	$1,254	$449

See Accompanying Notes to Financial Statements